Michael G. Homan
Vice President
Corporate Accounting

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, OH  45202
(513) 983-6666 phone
(513) 945-2177 e-fax
(513) 602-7240 mobile
homan.mg@pg.com
www.pg.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: W. John Cash                                                                                                                              September 24, 2015
Branch Chief
Office of Manufacturing and Construction

Re:      The Procter & Gamble Company
Form 10-K for the Fiscal Year Ended June 30, 2015
Filed August 7, 2015
File No. 1-434

Dear Mr. Cash,

This letter responds to the comments on The Procter & Gamble Company (the "Company" or "P&G") Form 10-K provided by the staff ("Staff") of the Securities and Exchange Commission (the "Commission") in your letter dated September 15, 2015.  We have repeated your comments below in italics and have included our responses to each.

Operating Cash flow

1.
We note your disclosure which states accounts payable, accrued and other liabilities increased generating $928 million in operating cash flows, primarily driven by extended payment terms.  We further note from your Statement of Cash Flows, it appears increases in accounts payable accrued and other liabilities has generated roughly $2.2 billion of cash flows in the fiscal years 2013-2015.  As such, please expand your disclosure in future filings to address the following:

•	Disclose the number of days payable outstanding (DPO) as of your balance sheet dates and discuss the key drivers of changes in DPO from period-to-period.
•
It appears your DPO may have doubled over the last ten years.  Please expand your disclosure to discuss this trend and provide investors with indicative disclosure regarding whether or not you expect this trend to continue

Response

In future filings, if material we will include quantitative data on changes in DPO and provide a discussion of any significant drivers of changes therein.  To the extent we are aware of any future events or activities that are likely to drive material changes in the future trend in DPO, we will include such perspective.  While Company actions can impact DPO, it should be noted that changes in DPO can be caused by any number of factors, many of which are market driven and outside the control of the Company, and accordingly may be very difficult or impracticable to project or forecast.  Because of this, any discussion of future trends would most likely focus on either 1) past or future Company actions that could materially impact future trends or 2) recent drivers of significant change that may not recur in the future.

Liquidity

2.
We note your disclosure which states $11.0 billion (of the total $11.6 billion reflected on your balance sheet) of cash, cash equivalents and marketable securities is held off-shore by foreign subsidiaries.  We further note your charge relating to your Venezuela deconsolidation included $908 million of cash held in Venezuela.  In addition, we note your risk factor disclosure which states you maintain cash balances in a number of foreign countries with exchange and other controls including Argentina, China, Egypt, Greece, India, Nigeria, Ukraine and Venezuela.  In future filings, please expand your liquidity section to provide disclosure of the amounts and foreign jurisdictions where the majority of your cash, cash equivalents and marketable securities is located.  In addition, provide separate disclosure of the amounts and locations of cash, cash equivalents and marketable securities held in foreign jurisdiction subject to exchange controls.

Response

While we operate in a number of countries with exchange, import, pricing or other controls, to date the only country holding material cash that was subject to exchange controls which restricted repatriation was Venezuela.  We have quantified the amount of those underlying monetary balances in past filings.  To the extent we generate material cash on hand in the future in countries with exchange controls that significantly restrict our ability to access or repatriate the funds, we will provide disclosure of the amounts in such countries.  In future filings, we will expand our liquidity section to provide perspective on the countries or regions where we hold the majority of our off-shore cash, cash equivalents and marketable securities.

Based on the above responses, attached in Exhibit 1 are illustrations of the disclosures we would provide in the future, using data and disclosures from our most recent year end.  The new illustrative disclosures are represented by the underlined text.

In connection with the foregoing response to the Staff's comments, the Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the filing;
•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the Company's responses, please contact me at (513) 983-6666.

Sincerely,

Mick Homan
Vice President, Finance & Accounting - Corporate Accounting

cc: Susan Whaley
      Associate General Counsel & Assistant Secretary

Attachment 1 – Illustrative Disclosure

Comment 1 - Operating Cash Flow (Accounts Payable Accrued and Other Liabilities)
Operating cash flow was $14.6 billion in 2015, a 5% increase from the prior year.  Operating cash flows resulted primarily from net earnings, adjusted for non-cash items (depreciation and amortization, stock-based compensation, deferred income taxes, impairment charges, gains on sale of businesses and the Venezuela deconsolidation charge) and a decrease in working capital, partially offset by the impact of other operating assets and liabilities.  Reduced accounts receivable generated $349 million of cash due to changes in customer terms and improved collection results. The number of days sales outstanding decreased 5 days due to foreign exchange impacts and improvements in collection results and customer terms.  Lower inventory generated $313 million of cash, mainly due to supply chain optimizations and lower commodity costs. Inventory days on hand decreased 7 days due to foreign exchange impacts, supply chain optimizations and lower commodity costs.  Accounts payable, accrued and other liabilities increased, generating $928 million in operating cash flow, primarily driven by extended payment terms for our product supply chain. The number of days payable outstanding increased 5 days, primarily due to the impacts of foreign exchange and the extended payment terms in our supply chain.  Although difficult to project due to market and other dynamics, we anticipate incremental cash flow benefits of approximately $1 billion from the extended supply chain payment terms over the next 2 years.  Other operating assets and liabilities utilized $976 million of cash primarily to eliminate the deferred tax impacts associated with the Pet Care divestiture.

Comment 2 - Liquidity
At June 30, 2015, our current liabilities exceeded current assets by $144 million ($2.5 billion, excluding current assets and current liabilities of the Batteries business held for sale), largely due to short-term borrowings under our commercial paper program.  We anticipate being able to support our short-term liquidity and operating needs largely through cash generated from operations.  The Company regularly assesses its cash needs and the available sources to fund these needs.  We utilize short- and long-term debt to fund discretionary items, such as acquisitions and share repurchases.  We have strong short- and long-term debt ratings, which have enabled and should continue to enable us to refinance our debt as it becomes due at favorable rates in commercial paper and bond markets.  In addition, we have agreements with a diverse group of financial institutions that, if needed, should provide sufficient credit funding to meet short-term financing requirements.  As of June 30, 2015, $11.0 billion of the Company's consolidated cash, cash equivalents and marketable securities is held off-shore by foreign subsidiaries.  Amounts held by foreign subsidiaries are generally subject to U.S. income taxation on repatriation to the U.S. We do not expect restrictions or taxes on repatriation of cash held outside of the U.S. to have a material effect on our overall liquidity, financial condition or the results of operations for the foreseeable future.  Of the June 30, 2015 balance of off-shore cash, cash equivalents and marketable securities, the majority relates to various Western European countries.  As of June 30, 2015, we did not have material cash, cash equivalents and marketable securities balances in any country subject to exchange controls that significantly restrict our ability to access or repatriate the funds.